UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on June 15, 2021 (Registration No. 333-255973), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange of 1934, in each case as amended.

Exhibit	Description
1.1	Equity Distribution Agreement, dated October 6, 2021, by and among Ferroglobe PLC; B. Riley Securities, Inc. and Cantor Fitzgerald & Co.

5.1	Opinion of Slaughter and May, special counsel on matters of English law to Ferroglobe PLC, dated October 6, 2021

23.1	Consent of Slaughter and May (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2021

FERROGLOBE PLC

by:	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer